SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

SCHEDULE 14D-9/A
(AMENDMENT NO. 1)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
____________________

ABN AMRO HOLDING N.V.
(Name of Subject Company)
____________________

 ABN AMRO HOLDING N.V.
(Name of Person(s) Filing Statement)
____________________

Ordinary Shares, par value €0.56 per share
American Depositary Shares, each representing one Ordinary Share of ABN AMRO Holding N.V.
(Title of Class of Securities)

000937102
(American Depositary Shares)
(CUSIP Number of Class of Securities)

Eva Simon Thomas
Group General Counsel
ABN AMRO Holding N.V.
Gustav Mahlerlaan 10, 1082 PP Amsterdam
The Netherlands
+31 20 628 93 93
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:
Margaret E. Tahyar
Davis Polk & Wardwell
121, avenue des Champs-Elysées
75008 Paris
France
+33 1 56 59 36 70

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 10, 2007 by ABN AMRO Holding N.V. (“ABN AMRO”) relating to the exchange offer (the “Barclays Offer”) by Barclays PLC, a public limited company organized under the laws of England (“Barclays”), to exchange for each ABN AMRO ordinary share and ABN AMRO ADS:

•	2.13 newly issued Barclays ordinary shares and €13.15 in cash for every issued and outstanding ABN AMRO ordinary share; and

•	0.5325 Barclays American Depositary Share and €13.15 in cash (paid in US dollars) for every ABN AMRO ADS.

The Barclays Offer is described in the Offer to Exchange/Prospectus, included in the Barclays Registration Statement on Form F-4 (as amended and supplemented, the “Form F-4”) and Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”), together with the exhibits thereto, as filed by Barclays with the SEC.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Please see “Section 7 – Decision Making Process” on page 31 of the Shareholders’ Circular at Exhibit (a) (3) hereto which is incorporated into this Item 3.

Except as described in Item 3 of the Schedule 14D-9 as amended and supplemented by this Amendment No. 1, to ABN AMRO’s knowledge there are no material agreements, arrangements or understandings and no actual or potential material conflicts of interest between ABN AMRO or its affiliates, on the one hand, and either (i) ABN AMRO’s executive officers, directors or affiliates, or (ii) Barclays or any of Barclays’ executive officers, directors or affiliates, on the other hand.

Item 4.  The Solicitation or Recommendation.

Explanation of Dutch Law Context for US Investors

Under Dutch law the ABN AMRO Managing Board and the Supervisory Board are obligated to take into account in their decision making not only the interests of the shareholders, but the interests of the company and all other stakeholders as well, including employees and customers.  In its ruling of July 13, 2007 relating to ABN ARMO (see “—Background to the Proposed Offers” below) the Dutch Supreme Court specifically and recently confirmed that this principle applies to the current situation in which ABN AMRO finds itself:

“If the managing board abandons a stand alone-scenario and decides to pursue a merger, it shall, in the course of discharging its duties arising from the law and the articles of association, act in the interest of the company and its enterprise and the management board shall take the interests of all stakeholders (among which the shareholders) into account in its decision-making process.”

Dutch law furthermore requires the ABN AMRO Boards to disclose their reasoned opinion (gemotiveerde standpuntbepaling) with respect to any merger or takeover.  The reasoned opinion must list the considerations including the main pros and cons considered in reaching the opinion.  The opinion can contain a statement by the ABN AMRO Boards to support an offer, not to support an offer or can be neutral in view of the stakeholders’ interests.  The reasoned opinion may include a recommendation to shareholders to accept the offer, a non-recommendation or can be neutral.  There is no legal requirement that the boards recommend one offer over another and the concept of a recommendation under Dutch law is a statement only to shareholders not to stakeholders. Although, any recommendation is directed solely to shareholders, in reaching the decision to make such recommendation the interests of all stakeholders must be taken into account by the boards.  A statement of support from a stakeholders’ perspective can be combined with a neutral position on whether shareholders should from a financial point of view accept the offer or not.

The reasoned opinion (gemotiveerde standpuntbepaling) developed by the ABN AMRO Boards and contained in the Shareholders’ Circular at Exhibit (a) (3) hereto, which is incorporated in its entirety into this Item 4, updates the reasoned opinion developed by the ABN AMRO Boards at their meetings on July 26, 2007 and July 27, 2007.

Item 9.  Exhibits.

The following Exhibits are filed with this Statement:

Exhibit No.	Description

(a) (1)	Offer to Exchange/Prospectus dated August 6, 2007 (incorporated herein by reference to the Barclays Registration Statement on Form F-4 filed on August 3, 2007).

(a) (2)	Letter of Transmittal (incorporated herein by reference to Exhibit 99.2 to the Barclays Registration Statement on Form F-4 filed on August 3, 2007).

(a) (3)
Shareholders’ Circular including the Reasoned Opinion of the Managing Board and Supervisory Board of ABN AMRO Holding N.V. and other important information in accordance with Section 9Q Paragraph 2 of the Dutch Securities Markets Supervision Decree 1995 dated September 16, 2007.

(e) (1)	Confidentiality Agreement between ABN AMRO and Barclays dated as of March 21, 2007. (Previously filed as an exhibit to Schedule 14D-9 filed by ABN AMRO on August 10, 2007.)

(e) (2)
Merger Protocol, dated April 23, 2007, between ABN AMRO and Barclays PLC (incorporated herein by reference to Exhibit 2.1 to Amendment No. 2 to the Registration Statement on Form F-4 filed by Barclays on July 26, 2007 and referred to in the Form 6-K filed by Barclays Plc and Barclays Bank Plc on June 12, 2007).

(e) (3)	Merger Protocol Amendment Letter, dated July 23, 2007 (incorporated herein by reference to Exhibit 2.1 to Amendment No. 2 to the Registration Statement on Form F-4 filed by Barclays on July 26, 2007).

(e) (4)
Merger Protocol Amendment Letter, dated July 30, 2007 (incorporated herein by reference to the Merger Protocol Amendment Letter as filed by ABN AMRO pursuant to Rule 425 under the Securities Act of 1933 on July 30, 2007).

(e) (5)	Merger Protocol Amendment Letter, dated August 3, 2007 (incorporated herein by reference to the Merger Protocol Amendment Letter referred to in the Form 6-K filed by ABN AMRO on August 7, 2007).

SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

ABN AMRO HOLDING N.V.

By:	/s/ Arthur Martinez
	Name:	Arthur Martinez
	Title:	Chairman of the Supervisory Board

By:	/s/ Rijkman Groenink
	Name:	Rijkman Groenink
	Title:	Chairman of the Managing Board

Dated: September 16, 2007